Filed by Gogoro Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Poema Global Holdings Corp. (SEC File No.: 001-39844)

Date: January 14, 2022

Batteries as a Service

Weber Shandwick

January 13, 2022

Transcript

REBECCA BELLAN: Hey everyone. Really excited to be here today with Horace Luke, cofounder, and CEO of Gogoro. Horace, lovely to meet you. Wondering if you could give us a brief intro to your backstory as an entrepreneur and kind of how it led into the origins of Gogoro.

HORACE LUKE: Yeah, thanks Rebecca for having us on. We started the company about 10 years ago with the idea that we need to offer something that was a little better for people to, and easier for people to adopt electric mobility in the hearts of cities. I started my early career in Nike where I was a creative director looking at kind of telling stories in different brands, and then one day a friend of mine told me that the internet was going to change everything. That was in the mid-90’s and I ended up joining Microsoft where I became the Creative Director of X-Box, one of the first seven guys on the team to really try to bring technology to the living room and try to offer entertainment as well as connectivity to everyday living. And then later I went on to help Windows with Windows XP and bringing Windows technology to, I would say, everyday productivity. And as I looked at technology and how technology applied to everyday living, I made a big move to HTC back in 2006 to become one of the early founders, so to speak, on smart phones. On creating the world’s first 6 Android phones. And really focus on usability and how do you actually take really great technology, really great connectivity and then apply it in a very usable and approachable way that the consumer can then now adopt such innovation. And then I would say 10 years ago it dawned on me that the productivity era has come to a peak and I would say overall, over the last three decades has really been about the computing revolution. But moving forward in the next couple, several decades I think it’s really going to be about the sustainability and mobility revolution, and as you think about all the topics and all the conversation on the heels of COP26, there has never been a stronger need for more sustainable urban solution for all the big cities that are emerging across the world. What people don’t realize is over 50 percent of urban mobility that is done, urban commute miles that are done on a daily basis is done on two-wheelers. On the other half of the hemisphere where millions of people are living on top of each other and moving into cities where urban pollution and roadside pollution is peaking like crazy and we need to offer something that’s a little bit better for everybody to adopt so that we can have a more sustainable future. So, instead of your traditional plugging charging, or typical plugging charging which can take hours to refuel. In a city like the one I’m in today, in Taipei, or in Indonesia and Jakarta or in India or in China, finding just a spot to park is impossible. You can’t really imagine trying to convert these gasoline vehicles to electric because there’s just nowhere to park. And so, being able to offer a Swap and Go battery swapping solution, that is you can go from really a depleted battery to a full battery in just seconds really has been a game changer in the pilot market in Taipei, or in Taiwan that we launched several years ago. So, today we’re really excited of the progress we’ve made so far.

REBECCA BELLAN: Yeah, game changer is right. Just, I think was it last month some numbers came out that showed that there’s some serious market dominance going on for Gogoro in Taiwan. I think it was that you had over 63,000 electric scooter registrations in the country in the first 11 months of 2021. The next closest competitor is Aeon with just over 7,000 registrations. So, what do you attribute to this massive popularity?

HORACE LUKE: Well, the first thing is that the Aeon electric vehicle actually uses the Gogoro platform. We offer an open platform that now has Yamaha, Aeon, Suzuki Taiwan, PGO in addition to our own brand of vehicle that you see in the background here. To really use a common set of batteries and a common set of stations to let the consumers Swap and Go. And before Gogoro started launching back in 2015, --

[00:05:00]

-- electric transportation or electric two-wheeler was really very, very few and far between. It made up less than one percent of the overall market and so, thinking of it as out of 100 two-wheelers that are sold, that are gasoline powered, you would get one electric before Gogoro started. And today we now account for over 95 percent of the overall electric market, while the electric market grew to now over 13, 14 percent. So, in Taipei last month -- we just closed out December -- in Taipei alone we’re over 25 percent market share along with our partners. And that has, really it is one out of four vehicles is now electric in just several years. In comparison if you think about what Tesla dominance in the US is, Tesla has been able to achieve about three to four percent market share. So, out of every 100 vehicles that are sold three to four is Tesla. Today one out of four in Taipei is not a Gogoro or a Gogoro-powered vehicle and so, if you think about an Aeon vehicle that you just mentioned, it is now using the Gogoro batteries as well to swap. And that has, the usability and the ease of convenience of getting refueled into 100 percent in just seconds has really let the consumer adopt electric mobility without all the anxiety and all the frustration. So, you buy the vehicle without the battery and then just like you do with a mobile plan, you subscribe to a service that lets you access in Taiwan over 10,000 cabinets that we have now installed across Taiwan. We are now managing over a million batteries on the network to allow the consumer to Swap and Go at any location. So, there’s no range anxiety. You get on the vehicle and you go as far as you want, and you just pay as much as you use. And so, if you use a lot then you pay of course proportionally more and if you use very little, you just park on the side, you don’t really need to think about buying a battery or maintaining the battery. When the battery is depleted, you just stop by one of our stations and swap. And that usability was a real, really changed everything in Taiwan and we are now partnering with our partners not only in Taiwan but also across in India with the Hero MotoCorp, the largest two-wheeler maker in the word as well as Yadea and Dachangjiang in China to deploy vehicles into different cities across those regions.

REBECCA BELLAN: Hmm, yeah, so, the usability aspect I think is really what kicks it off and makes it, makes it a super easy thing to adopt, right? So, Gogoro has different verticals, as I’m aware. You have the direct-to-consumer sales. You’ve got the battery swapping network which other, which other vehicle manufacturers are also a part of and then you’ve also got the sharing network, the shared scooter network. Now, can you walk me through a little bit of the business decisions included in those? Like why add on when you did?

HORACE LUKE: My thesis is very simple. There’s a period of time in which the world is doing to pay attention to a certain topic, and then technology comes along and then enable that to happen in a big way. And so, timing is everything. And as we started, we, as you mentioned, we have a lot of verticals. When we started, we just thought about the battery network as an enabler for electric mobility to happen while other people build the vehicle. You can say fortunately or unfortunately nobody built the technology that we needed, so, one thing after another we end up building our own motor. We end up designing our own tires with our partners so that we can actually get more efficiency out of them. We end up designing and manufacturing our own batteries, our swapping cabinets. The entire server that runs the network on the backside. You can say that we’re a little bit crazy in that we see a problem and then we face it and then if there’s no solution out there we think that, that’s a great opportunity for us to add value. So, we just continue to build on that. And as we think about mobility, as you said we offer the network to all partners to use in an open way. So, all they have to do is really focus on using our, in some cases they use our motor and in some other cases they use their own motor, but they all plug in our battery. So, the consumer gets the value add of being able to go to all the cabinets and swap.

REBECCA BELLAN: Hmm.

HORACE LUKE: And then through that we discovered that some people want a fractional ownership.

[00:10:00]

They don’t want to have, they don’t have to necessarily want to own the vehicle outright. They just, once a week, twice a week, they get on a vehicle and they want to go somewhere and not worry about it. They drop it off and they can take a, take a bus, or take a subway back home if they needed to. So, not having to worry about the burden of the vehicle. That triggered off enabling GoShare. GoShare is, as you said, is a mobility-as-a-service-platform for us, and you probably saw, most recently saw on the news that we launched with Gojek in Jakarta. That’s also powered by GoShare. In the GoShare model the consumer can simply walk up to a vehicle or look on an app and search for a vehicle, turn it on, ride it, park it legally and then check out and walk away. Now, what’s unique about Gogoro is that we’re able to reduce our OpEx in comparison to other mobility-as-a-service-provider because we enable the consumer to swap the battery. That is, it’s kind of like a hotel room that cleans itself, so, there’s really little downtime. Instead of most mobility-as-a-service-provider who has to have a fleet of operators that goes out and swaps batteries or put the vehicle into charge, we have a very minimal set of folks. Seven out of the 10 of the battery fueling is done by our consumer, and in addition our consumer also has no range anxiety at all. They can check it out for an entire day. They want to use it as far as they want; they don’t need to worry about switching out the vehicle. They just check out the vehicle for the entire day and Swap and Go also as well. So, the Swap and Go platform has enabled us beyond just the ownership model of refueling but also enabling new businesses to come alive. Through adding value from just the battery swapping and letting the business to run and operate in a more efficient way. And then most recently through our battery swapping we also enable other businesses such as, you probably saw the smart parking meter that we announced. And then enable a city to turn into a smart city and one of the hardest parts about enabling cities to have connectivity everywhere is running the power line. In our case we’re deploying several thousand poles this year in Taiwan that allows the battery to be swapped out. So, instead of powering [INDISCERNIBLE 00:12:39] from the ground we just have to send a guy out every 20 days or so to swap out a battery. And enabling a city of, a city like the size of Taipei to now have connected parking meters that not only can charge people for parking but also have other sensors to monitor the city and turning streets into smarter streets. And that has really been the power of these portable batteries and swappable batteries. That not only applies to mobility but also apply to smart city and cleaner energy as we see cities getting more connected.

REBECCA BELLAN: Yeah, yeah. It seems like a lot of companies or other business opportunities have sprouted from this ability to battery swap, right? So, is there -- what’s next? What’s the next enabler or what’s the next move for Gogoro?

HORACE LUKE: There are a lot of, think of us as like the AA battery, except much bigger, right? Think of us as everything in your house that you have today is powered by batteries. The fact that we’re talking today is the fact that your laptop has a battery in it. We believe that cleaner, portable, swappable power can enable a wealth of other things that happen. So, for example we just deployed recently in Taiwan about 20 poles, light poles, that enable us to deploy on streetlights 5G stations. And those little stations -- street lights is one of those things that are kind of very primitive. Two in the morning it turns on -- turns off -- and then come the evening it turns on and the entire street loses power. So, all the sensors on the poles will then lose power, and what we can do is we can use our battery to also power that throughout the day and then charge those batteries at nighttime. There are many things we’re doing to enable these batteries to provide mobility for the [INDISCERNIBLE 00:14:47] and consumer but also working with cities and working with governments to really make cities cleaner and smarter and more connected. And there are just so many things that we’re working on.

[00:15:00]

If you think about just swappable, portable power and if that’s the thesis, that’s what Gogoro is and that can sprout many different opportunities coming up, especially when the batteries that we have are, we look at it as really first-life, second-life, third-life before then it goes to, before it goes to recycling. Part of sustainability is the responsibility of using resources for as long as you can. Once you extract those resources from the earth you should be using them in as many cycles as you can. And in our case our batteries can go in the mobility cycle for over a decade and then after that decade the end of batteries there meets a second life. Somewhere where maybe the power demand isn’t not so high like the parking meter, where the power needs is a trickle. But then still the swappable battery is important for us. So, thinking through that problem creates a lot of opportunities for us.

REBECCA BELLAN: Yeah, so, it’s some really long-range thinking there. Now, you said that you want to essentially be, or that you essentially are a battery swapping company and that’s kind of how we should think about Gogoro. Now, does that mean that you may not always be a vehicle maker as well?

HORACE LUKE: Well, actually to be honest with you, when we go, we just deployed into China. We deployed in Hangzhou, [PH 00:16:24] Zhuji and [INDISCERNIBLE 00:16:24]. We just deployed into a third city. We’re a little ahead of schedule and we’re getting ready for a big launch in the spring. And in China the market is gigantic. There’s about a quarter billion vehicles that is getting ready to retire over the next three to five years that need to really get on more sustainable, safer battery swapping vehicles. And in China we don’t build one single vehicle. We work with China’s largest electric two-wheel maker, Yadea, and China’s largest gasoline two-wheel maker Dachangjiang to create their vehicle. They design, they put together their vehicle. They manufacture, they distribute and they sell their vehicle across their channel but uses, works with Gogoro, and licenses our technology to deploy the battery swapping into those, into those cities that we’re going into. And think of us really as the [INDISCERNIBLE 00:17:29]. We are not so stuck on having to build our own vehicles. We build our vehicles to demonstrate what we can do when we apply innovation and design and usability to a vehicle to inspire industries to move toward that direction. So, that started with the Gogoro 1 when we launched in 2015, back in CVS when nobody was doing mobility in CVS and now everybody is talking about mobility in CVS. And then the Gogoro 2 which has made a big splash in Taiwan market and now is also in Jakarta as well as in a couple of cities in Europe and Korea. And as we think about what we, what Gogoro value add is in vehicle making, is really about the fact that we can do everything end-to-end. And that end-to-end will enable us to create a conversation and a solution that then sparks the consumers imagination and option. And then they can say what brand do I want to choose this battery swap and usability from? So, in the case in Taiwan they can choose from Gogoro’s vehicle, or they can choose from Yamaha’s vehicle or Aeon’s vehicle or Suzuki Taiwan’s vehicle. They all offer a different style of design. They all offer different type of services or different type of form factor, but at the end of the day they all have one common denominator which is using the de facto standard, the Gogoro de facto standard of battery swapping in Taiwan. And over the last six, seven years we really kind of honed our technology. And 2022 is going to be a big year for us to think about how we’re actually going to deploy overseas. So, for example in India we’re working with Hero MotoCorp and with Dr. Munjal he’s designing the Hero vehicle. He’s going to manufacture the vehicle, but he’s going to use the Gogoro technology, the connectivity, the battery swapping. To really kind of help his company through the transformation between his gasoline offering today into the needs of tomorrow which is electric conversation and only using the Gogoro battery swapping.

REBECCA BELLAN: Mm hmm. Well, what would you say the benefits are to working with local vehicle manufacturers in India and China rather than just trying to build them all in Taiwan yourselves and ship them over?

HORACE LUKE: Well, simply put, to be honest with you, --

[00:20:00]

-- if you think about where China is today with Dachangjiang and Yadea, they have over 50,000 retail outlets. 50,000. It’s really developed to I can’t go fast enough. If I were to go and build my own vehicle and have to deploy into that network on my own without those partners, I would not be able to go and think about half a dozen cities in half a year, right, and just keep going and keep deploying. Like I said, in China between Yadea and Dachangjiang there are over 50,000 retail outlets in over 300 cities. That’s a massive platform for us to take our technology and apply to their brand and their channel and then trying to achieve what others think is close to impossible. To get those riders, half a billion riders -- or quarter of a billion riders -- onto the Gogoro battery swapping network. That is why we work with these partners. They have really great local connection with large businesses and government in the cities that they operate in and the country they operate in as well as they just simply have had a brand that people can trust and with a sales network that is broad. And what we think of us as really an enabler, that enable the transition into smarter, more usable electric vehicles and so, it’s a win-win for both start. They get to take advantage of our technology; they get to have a new conversation with the consumer. And beyond the trend of what the world needs to get to carbon neutrality as well as Gogoro gets what we need which is instead of building out a supply chain that is gigantic all the way up to retail and service network that is gigantic, we simply leverage their power and their platform to deploy quicker. And that’s how we have formed the strategy. You can really think of us as the EV of, the EV of, the Android of EV. The Microsoft of the PC industry. You know, personal computing industry.

REBECCA BELLAN: Yeah, yeah. So, just to pivot really quickly, now you had talked a little bit about smart parking meters and what that means for infrastructure so, I’m just kind of curious. What, how have you seen battery swapping affect the infrastructure of a city?

HORACE LUKE: Oh, it’s been, it’s been great. In Taiwan we launch our network not only -- think about where gas station are today. Gas stations are not in the heart of the city. They’re not in a shopping mall. There’s a reason for that because safety. Because of the off gas. Because the real estate that it takes to service those customers. Instead, what we do is that we place our cabinets in supermarkets underneath, in universities, at the bus stop, at the subway station. At the coffee shop, at the 7/11 convenience stores. Making our network much more, I would say, much more easier for the consumer to access. Much more convenient and ad hoc, and that has really changed the way that people actually move around in cities. And instead of everybody crowding over to a gas station and then dispersing, people are just refueling on the way. We see that as a huge change just from an end consumer perspective. We also just recently announced with Taipower, Taiwan’s only electric grid supplier on two topics that we’ve been passionate about for the last I would say 10 years we’ve been working on this. The first is to take all the energy that we have in these cabinets and provide a bidirectional microgrid solution for the city. So, we announced a pilot program where the cabinet you see behind me, it was designed to be from the get-go bidirectionally ready. So, as it charges the battery and if we don’t foresee anybody coming over to swap out the battery and if the city needs power, we can then push the power back into the grid and helping to balance the grid a little bit. The second thing we do is that the stations, they are all connected back to the server. So, the electric company can actually -- think about it as a virtual PowerPoint. They ask us to put a broadcast on and say for the next 15 minutes I need people to stop using power. Whoever is going to stop using power we’ll compensate you for the reduction as well, helping to balance the grid at 60 hertz. And so, what we do is we work with the Taiwan Power Company --

[00:25:00]

-- to basically shut down our machine and stop them from charging on demand like that. And then through that we’re able to work also with our AI engine to do prediction as to when people are going to come over and swap batteries and maximize the use of these batteries. And one of the most interesting things people ask me is how fast are these batteries charged when you put it in and how fast? It really depends because what we do is that we use the machine learning engine that we have to monitor how our consumer is using the network and only charge and prepare batteries just in time for that consumer. So, when you come over to a battery station you put a depleted battery, we give you two full ones instantly. So, within seconds you get to go and leave that station. You left behind two batteries -- or one battery -- that is depleted, but we will monitor as to when we predict next person is going to come and charge responsibly in partnership with the grid to know when is the right time to charge, how fast to charge these batteries, to condition the battery, to extend the life of these batteries. So, there’s a lot more sophistication behind the battery swapping than just oh, I’m swapping it out like a [INDISCERNIBLE 00:26:17] for a barbecue, right. So, we do it in a way that allows us to take our resource and apply it to other needs of the cities as well.

REBECCA BELLAN: Do you have this functionality across the Gogoro network?

HORACE LUKE: On the, both of them are still pilot. The [INDISCERNIBLE 00:26:38] talk about in Taipower. Working with a power company we’ve got to be very, very careful. As we think about how we’re going to actually be part of the virtual powerplant solution across cities of tomorrow. We work with companies like NLX, the world’s largest BPB company to plant our solution into their solution so, that now we can, we can, I think across the network today we have about 20 locations that are live with this technology, and then later on as we prove the success of it, we’ll roll out to other cabinets. And all our cabinets in the latest generation of stations that we deploy over the last several years have been designed to be bidirectional ready. So, they just need to really add a piece of hardware and they can go. And our system on the backend looks at the usability of the network, looks at when people use the energy, and then we then commit to a certain level of energy that can be, that can be put back to the grid or can hold on charge so, that we don’t, we don’t take the energy from the grid.

REBECCA BELLAN: Now, earlier you said that this kind of ease of swapping is what has enabled the adoption of more micro electric vehicles. I’m sure you’re aware of a company called Ample which is trying to do something similar with electric cars. Do you think that this technology can transfer well over to larger electric vehicles?

HORACE LUKE: I think the reason why we’re able to do what we do so quickly is because the footprint of the real estate it takes to do the battery swapping is actually very, very small. The cabinet is about the size of a Coca Cola machine. We’re able to put it in front of a convenience store. We put it in front of, at a bus stop right next to the parking lot. We don’t need a huge piece of real estate. But as you think about four-wheelers, I of course I’m working on two-wheelers and three-wheelers for a reason. I believe that that is the biggest impact that we can have at the quickest speed that we can have. Part of innovation is, and invention is the ability for us to get as many adopters onto the network as possible. And through, just looking at our station in the back here, one cabinet alone can service several hundred customers. So, people come in, swap a battery, and on the average of about three-and-a-half days later they come back and swap another battery. And during that time that cabinet is servicing other people and every one of those slots that are in that cabinet are turning over the batteries and charging batteries. Real estate efficiency like that, like where one single parking spot can service over a thousand customers is impossible for four-wheelers. And so, that’s one of the fundamental reasons that we’re able to do, you know, the real estate and ease of finding that real estate is really important. The second thing that you have to think about is just the investment it takes. If you’re talking about four-wheelers, the robots, the machines, the time it takes to really swap out a battery --

[00:30:00]

-- is not really optimal. In our case the consumer just picks up, the consumer just picks up a battery. It’s 10 kilograms, it’s easy just like a jug of water. You pick it up, you put it in. There’s no robots. Robots are your 10 fingers and so, the cost efficiency of deploying such a network -- if you think about other four-wheel swap [INDISCERNIBLE 00:30:28] versus where we are, we can probably deploy dozens if not even several dozen cabinets in locations for the price of one. And that ability for us to deploy across so many, so many, so many cities, such a big footprint at cost efficiency is really important for us to, for this feat. And then overall the usability experience is, it’s just easy. You don’t have to worry about things being clunky and robots taking it’s time to do a thing.

REBECCA BELLAN: In September you -- oh, excuse me. In September you announced -- oh sorry, I need a sip of water.

HORACE LUKE: You’re drinking water, I’ll drink coffee. It’s 7:00 in the morning here.

REBECCA BELLAN: Now, last September you announced that you’d be going public via SPAC by merging with Poema Global and this is a deal that set your enterprise valuation at $2.35 billion at the time, and this was expected to close in the first quarter of 2022. So, can you give us an update on the status of that deal?

HORACE LUKE: Yeah, we’re doing really great. We got the first feedback from the SEC already. We’re preparing all the Q&As back. We are overall I think the process has been smooth. People have been super excited. We were looking at, with a SPAC obviously there’s always a PIPE that goes with a merger. On the PIPE we were raising $175 million and we’re really excited to let everybody know that we were way oversubscribed. We landed at about $257 million instead, so close to, close to $80 million oversubscribed. So, for us we’ve seen a lot of marketing interest and a lot of people buzzing about what Gogoro is. There was I would say, there was post that announcement there was lots of activity on our side as well. We’re very excited during the time of announcement that we also had Gojek and GoTo which is the mother company of Gojek, the largest ride hailing and logistics company in Indonesia to join a PIPE and as well as now we deployed a pilot program into Jakarta. So, working with Gojek to really turn their two million riders to one day use electric and hopefully a great amount of that will use the battery swapping as a means of refueling. And so, hitting those number one size market, China, number two size market, India, number three size market, Indonesia, has I would say really shown not only that people are supporting us, our investors, and our employees, that we’re heading in the right direction. But also, has invited a lot of other cities and other business partners to approach us and say what about our city? What about our country? What about our region? We need solutions just like yours also, as well. So, having those large partners and having those large programs being rolled out, we’ve seen the momentum accelerating which is essential for us to get to not only from a business perspective get to success but also at the same time the need to get to the 50 percent carbon neutrality by 2030, a must do for us to not put this earth at risk. We need to get there quicker and close to 20 percent pollution that we see going into the atmosphere is through mobility and a lot of that happens in big cities. In these big cities where roadside pollution is damaging people’s health as well as pollution they’re emitting into the atmosphere is contributing greatly to damaging our planet. So, doing good, doing well, and then also at the same time if you look at our vehicle and you look at the people using our vehicle you can see they are having fun, too. So, do good, do well, and have fun doing it. That’s what the Gogoro thesis is saying.

REBECCA BELLAN: Hmm, a mantra to live by. I want to touch briefly on that momentum in a second, but just to confirm, --

[00:35:00]

-- you did say that you’re planning on closing this deal this quarter, right? That’s on schedule?

HORACE LUKE: Yeah, we’re still on track to probably close toward the end of, end of Q1. We are, everything is lining up but of course we are STC schedule and the normal process will run it’s, run it’s app, but we don’t see much of a barrier to that at the moment. We’re seeing a lot of excitement in the market as well.

REBECCA BELLAN: So, when you go public, you’ll obviously get a lot of money coming into the company. Do you have any plans for that additional funding yet?

HORACE LUKE: Yeah, absolutely. We’re continuing to look into -- think of what we’ve done in Taiwan is create, we put out our development center and our technology development center in the heart of our pilot market so that we get to learn real time from how people are using it and then developing technology and deploy it. So, we’ll continue to make huge investment in R&D and creating differentiating technologies so that we can help not only ourselves but also our partners accelerate the growth of adoption in their market as well. So, that’s really a first use of funds. Second use of funds is really to go into these markets and light it up. So, like I said we’re getting ready for a big launch in China in the spring when the weather gets warmer, where two-wheel sales will start to climb. So, we’re really going to have to put a lot of market development there into those markets. To kind of work hand-in-hand with our partners, too, to enable that to happen. As well as India is going to be a, it’s going to be a market that we’re going after in the later part of ’22. And so, with New Delhi being a focus at the moment, that will also need capital. As well as Indonesia and other markets. As far as capability goes, we are, we announced a deal with Foxconn, the world’s largest electronic manufacturer, to work hand-in-hand with us to expand into the markets and create capacity there. So, the formula is working. We have great demand side from the market and overall trend of urban mobility that is converting to electric. I think that’s a really important piece of it. As well as the platform side having great partners that we’re working with and working on developing those markets together. And then on the supply side working with Foxconn, and then on the technology side working with [INDISCERNIBLE 00:37:53] and also seeking partnerships outside to further develop the technology so that we can actually have -- you know, I would say when I started battery swapping back in 2015 nobody was doing it. And as a matter of fact, everybody thought I was crazy. Everybody thought it was impossible. And I think six years on, seven years on, it’s starting to prove that everybody needs that, especially around two-wheelers and three-wheelers. And we’re now just at the cusp of the transformation decade for electric mobility and in 2022, 2021-22, you see this hockey stick starting to happen and that’s what we’re getting ready for. Gogoro has been doing this for 10 years. We’re the first to do it and we have the right partnerships and we have the right markets we’re going into. And by going public we’ll be able to get the resources as well as have the governance and the transparency that’s needed for us to work with these governments and large enterprises across the world to deploy.

REBECCA BELLAN: Hmm, and so, you’re expanding into a lot of markets in Asia. What about Europe? What about the US? Do you see, I mean, the US is kind of still in love with cars. Maybe Europe would be a bit better suited for Gogoro’s style of battery swapping. But do you have any plans in the works or any ways that you can see adoption happening in either of those continents?

HORACE LUKE: I would say there’s a lot of conversation to take what we are, what we already have done so far into other markets as well. In Europe over the last several years we do have a partner in Europe. The partner is TIER which does mobility-as-a-service. So, Gogoro’s battery as well as Gogoro’s vehicle is now in Germany and it was in other markets as well before the pandemic such as Paris and Spain --

[00:40:00]

-- but since then, has consolidated into Germany. And I would say electric mobility is definitely a topic that everybody that you can imagine is talking about and battery swapping has been considered as the key enabler for such adoption. And so, there’s a lot of conversation happening in those regions that you just mentioned. We just have to be wise about how we use our resources and the partners we choose to go into those markets. Because honestly you get one shot at it. This decade, by 2030 if we don’t do a good job at least on our part of mobility I think it’s going to be a big miss and so, Gogoro’s very careful about how we enter into the market and as you can see over the last several years, we have really honed our technology and really focused on developing the market in Taiwan because Taiwan per capita has a lot of people using two-wheelers. For a population of 24 million people, 14 million vehicles on the ground. So, if you don’t count the old and don’t count the young, everybody has one. But unfortunately, all are gasoline powered. So, proving our case that we can take a market like Taiwan and transform it into electric is essential for us to use as a great case study so, that we can then convince other markets and other government and other policy makers that it is possible. That we should do it, and the benefits are such. And we were just at this point where we’re now, I would say through the inflection point now. Our technology is ready. Our platform is ready. Our peoples are ready. Our partners are ready. So, we are now, you’ll see a lot of activity in 2022.

REBECCA BELLAN: Hmm okay. Final question for you. What other promising micro-EV trends are you seeing in Asia?

HORACE LUKE: We’ve seen, of course, I would say battery swapping for us is form factor [INDISCERNIBLE 00:42:03]. So, most recently you saw us launching with two partners, two three-wheelers. There of course other form factors across different parts of Asia such as the took-tooks, and the people carriers and cargo carriers. I just think of ourselves as the battery swapping platform. If you need five wheels, if it makes sense to have five wheels, we would build a five-wheel vehicle with a partner. It really, think of us as really the technology platform that enables electric mobility to become easy to use and easy to adopt. Take away [INDISCERNIBLE 00:42:43]. Take away battery cost. Take away charging time. And the only solution you’ve got really is through a battery swapping infrastructure that lets the consumer go from zero to 100 in energy in a heartbeat. And that ease of use can be applied to many different form factors when it comes to mobility. 10-kilogram battery in our case with a vehicle that we’re working with being deployed in China, a single battery can power over 100, 100 kilometers. In the case of Taiwan where the higher speed, higher load, higher demand on performance, you’ll get a double battery to last close to 100 kilometer. So, you can imagine, two battery, three battery, four battery, it just stacks up until the point it becomes frustrating. If you go six batteries, eight batteries, then it becomes a little frustrating to swap. But think about two battery, one battery, three battery, four battery, probably a different type of form factors. And so, we have a lot of vehicles partners coming to us and saying hey, what about this form factor? What about that form factor? And we see the world as endless possibilities. Battery technology will continue to improve. Costs of battery has stabilized but we see that it will go down over time as the EV market stabilizes and the economics of battery swapping just gets more and more efficient. Over the last several years we’ve deployed and updated our network continuously. We are now on the first, on the third generation of our battery in our cabinet but the unique thing about us is everything is forward and backward compatible. So, the very first vehicle that we sold can now use the very latest battery that we just manufactured and deployed into the network as well as vice versa. The very latest vehicle can pick up the oldest battery and use the oldest cabinet to swap as well. So, [INDISCERNIBLE 00:44:48] compatible is how we built this scale and that’s what makes efficient come in. As we get more riders on the network our OpEx goes down because everything is automated.

[00:45:00]

There’s, other than people going out and fixing minor problems or maintaining the station we don’t really need any. Imagine, I just said we have over 10,000 in cabinets. We have them in about slightly over 2,000 locations in Taiwan, but if you think about gas stations how many people do you need to have at a gas station to operate 2000 gas stations? That’s easily over 10,000 people. In our case less than 100 because the cabinets are self-serve and that automation allows us to deploy even quicker and offer the consumer a higher value. So, our goal is to get to a point where battery swapping and gas refueling are a parody. And at that point you would be kind of a fool not to go with electric, if not for the convenience but because of the health reason. Because of just the fun of riding an electric. It’s just funner.

REBECCA BELLAN: Yeah. Yeah. Awesome. Well, I think that’s all the time we have. I’m really appreciative of you for taking the time to chat. Lovely to get to know you and your business a little bit more and yeah, thank you so much.

HORACE LUKE: Well, thank you Rebecca. We’re just excited about what’s to come in this decade as we think about the sustainability revolution needing to happen. And we’re focused on Asia at the moment because there’s half a billion vehicles roaming around Asia today providing over 50 percent of urban commuter miles done every day on two-wheelers. There’s a huge market that most people don’t focus on and as we think about mobility and you think about electric mobility you can think about the ChargePoint, the Tesla, you can name a full list of folks that are working on four-wheelers. But as you think about two-wheelers what is unique is that the innovation hasn’t really started yet. Gogoro started 10 years with the Swap and Go and now is beginning to be a hot topic and I would encourage everybody to pay attention to Asia and there’s a huge market that is emerging with electric two-wheelers. Especially around proper electric two-wheelers that are at the 100cc, 125cc equivalent. To solve the problems of Vietnam, Indonesia, Thailand, Philippines, India, China, et cetera. Those growing markets are desperate in needing support and that’s what we’re working on today.

REBECCA BELLAN: Yeah, well, I hope -- I visited Vietnam and Cambodia a few years ago, maybe six years ago and I definitely noticed the congestion. The high levels of two-wheelers with ICE engines and it will be really interesting to come back a few years later and see how much its changed with your technology.

HORACE LUKE: Absolutely. We’re excited about that. Thank you, Rebecca.

REBECCA BELLAN: Awesome. Thanks, Horace.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including financial projections, projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future, future products, the capability of Gogoro’s technology, Gogoro’s business plans including its production plans and plans to expand globally, Gogoro’s ability to obtain supplies and manufacture its products, any benefits of Gogoro’s partnerships including its partnership with Yadea, Dachangjiang, Foxconn, Gojek and Pertamina and expectations related to the terms and the timing of the proposed transaction between Gogoro and Poema Global and benefits of the merger between Gogoro and Poema Global are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is filed by Gogoro with the U.S. Securities and Exchange Commission (“SEC”) and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4, as amended, initially filed by Gogoro with the SEC on November 18, 2021 and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information and Where to Find It

In connection with the proposed business combination with Poema Global, Gogoro has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

-10-